EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in MICROVISION, INC.

DATED September 18, 2026

/s/ Johannes Gnauck

Johannes Gnauck

JG Global LLC

By: /s/ Johannes Gnauck

Name: Johannes Gnauck

Title: Authorized Member